July 21, 2014

Russell Mancuso, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

Re:	Micronet Enertec Technologies, Inc. (the “Company”)
Registration Statement on Form S-3
Filed June 13, 2014
File No. 333-196760
Current Report on Form 8-K
Filed June 6, 2014
File No. 001-35850

Dear Mr. Mancuso:

The purpose of this letter is to respond to your letter of July 7, 2014, with respect to the above-captioned filings.  Concurrently with the filing of this letter the Company is filing an amendment to its Registration Statement on Form F-3 (the “Filing”).  For ease of reference, the Company’s response is keyed to your comment (inserted in italicized font).

Prospectus Cover Page

1.	You appear to be relying upon General Instruction I.B.6 to Form S-3 for your offering. If so, please provide the disclosures required by Instruction 7 to General Instruction I.B.6 of Form S-3.

Response to Comment 1:

In response to the Staff’s comment, the Company has amended the Filing to include the requested disclosure.

Form 8-K filed June 6, 2014

Item 9.01

2.
We note that you will provide financial statements and pro forma financial information for your acquisition of certain assets and liabilities of Beijer Electronics Inc. to the extent required. Please note that your Form S-3 cannot be declared effective until you have provided any required financial statements and pro forma financial information. Please clarify whether you will provide financial statements and pro forma financial information for this acquisition. Additionally please provide us with your supporting analysis under Rule 8-04 of Regulation S-X.

Mr. Russell Mancuso

July 21, 2014

Response to Comment 2:

The Company provided financial statements and pro forma financial information for its acquisition of certain assets and liabilities of Beijer Electronics Inc. in a Current Report on Form 8-K/A that was filed on July 18, 2014. Since the required information was filed, the Company believes that the supporting analysis under Rule 8-04 of Regulation S-X is no longer required.

*           *           *

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (201) 225-0190, or Oded Har-Even at (212) 660-5002 or Shy S. Baranov at (617) 338-2932, attorneys at Z.A.G/S&W LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully, Micronet Enertec Technologies, Inc.

By:	/s/ David Lucatz
David Lucatz
President and Chief Executive Officer

cc:           Oded Har-Even, Esq.
Shy S. Baranov, Esq.